UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35479 / February 26, 2025

In the Matter of:

BLACKROCK PRIVATE CREDIT FUND
BLACKROCK CREDIT STRATEGIES FUND
CREDX SUBSIDIARY, LLC
BLACKROCK DIRECT LENDING CORP.
BLACKROCK MT. ADAMS CLO IX LP
BLACKROCK MT. HOOD CLO X, LLC
BLACKROCK PRIVATE CREDIT FUND
BDEBT SUBSIDIARY LLC
BLACKROCK PRIVATE CREDIT FUND LEVERAGE I, LLC
BLACKROCK PRIVATE INVESTMENTS FUND
BPIF SUBSIDIARY, LLC
CAYMAN PRIVATE INVESTMENTS FUND, LTD.
BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC
BLACKROCK ADVISORS, LLC
MB BLACKROCK HOLDINGS CAYMAN, LTD
MIDDLE MARKET SENIOR FUND, L.P.
SSG BLK PRIVATE DEBT FUND L.P.
AB CLIMATE TRANSITION-ORIENTED PRIVATE DEBT
  CAYMAN USPC HOLDINGS, L.P.
1824 PRIVATE EQUITY FEEDER, L.P.
1824 PRIVATE EQUITY FUND, L.P.
1885 PRIVATE OPPORTUNITIES FUND, L.P.
1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD.
ABR PEP I, LTD.
ABR PEP II, LTD.
APO GLOBAL HEALTHCARE CAYMAN, LTD.
APO GLOBAL HEALTHCARE HOLDCO SCSP
BEL45 PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES
  FEEDER SCSP
BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES
  MASTER SCSP
BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND,
  S.C.A. SICAV-RAIF
BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P.

BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP
BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK CAPITAL MARKETS, LLC
BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P.
BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP
BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP
BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP
BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP
BLACKROCK GROWTH EQUITY FUND LP
BLACKROCK GROWTH EQUITY FUND (LUX) SCSP
BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD.
BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP
BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK HAJAR FEEDER FUND, L.P.
BLACKROCK HAJAR FUND, L.P.
BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P.
BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P.
BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P.
BLAC0KROCK HEARTLAND PRIVATE OPPORTUNITIES
  CAYMAN FUND, LTD.
BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P.
BLACKROCK MAROON BELLS CLO XI, LLC
BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD.
BLACKROCK MD POF CAYMAN, LTD.
BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021
  AGGREGATOR CAYMAN LTD.
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021
  AGGREGATOR LP
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021
  HOLDINGS (LUX) SCSP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL
  AGGREGATOR CAYMAN LTD.
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS

(LUX) SCSP
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS
  (CAYMAN) LP
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P.
BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P.
BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P.
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS –
  B INTERMEDIARY (CAYMAN) LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS
  HOLDINGS (LUX) SCSP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS
  SUBSIDIARY SCSP
BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P.
BLK2018 CORE PRIVATE EQUITY FUND, L.P.
BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLK2019 PRIVATE OPPORTUNITIES FUND, L.P.
BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLK2020 PRIVATE OPPORTUNITIES FUND, L.P.
BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P.
BLK2021 CORE PRIVATE EQUITY FUND, L.P.
BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLK2021 PRIVATE OPPORTUNITIES FUND, L.P.
BR POF IV CAYMAN MASTER FUND, L.P.
BR/ERB CO-INVESTMENT FUND II, L.P.
BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD.
BV PE OPPORTUNITIES FEEDER FUND SCSP
BV PE OPPORTUNITIES MASTER FUND SCSP
COIN PRIVATE OPPORTUNITIES, L.P.
ERB TACTICAL OPPORTUNITIES, L.P.
FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS
  PEP HOLDCO LTD.
FM GLOBAL CAYMAN, LTD.
FM GLOBAL INVESTMENT PARTNERS, L.P.
GLOBAL ALTERNATIVES PROGRAM I PE, LP
GLOBAL ALTERNATIVES PROGRAM II PE, LP
GILDI LIFEYRISSJODUR (GILDI PENSION FUND)
GILDI LIFEYRISSJODUR II (GILDI PENSION FUND)

HEATHROW FOREST OPPORTUNITIES FUND, L.P.
HIGH CEDAR DIRECT FUND, L.P.
HIGH CEDAR FEEDER, L.P.
HIGH CEDAR MASTER CAYMAN, LTD.
HIGH CEDAR MASTER, L.P.
HIGH ROCK DIRECT FUND, L.P.
HIGH ROCK FEEDER, L.P.
HIGH ROCK MASTER, L.P.
HIGH STREET FEEDER, L.P.
HIGH STREET FUND, L.P.
LINCOLN PENSION PRIVATE EQUITY BR, L.P.
MARKWOOD CO-INVESTMENT FUND 1, L.P.
MB BLACKROCK HOLDINGS SCSP
MEDIOBANCA BLACKROCK MASTER FUND SCSP
MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P.
MUTUAL OF OMAHA OF CAYMAN, LTD.
MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P.
NDSIB PRIVATE OPPORTUNITIES FUND, L.P.
NMERB SIERRA BLANCA FUND, L.P.
OV PRIVATE OPPORTUNITIES, L.P.
PEP ASGA FEEDER L.P.
PEP ASGA MASTER CAYMAN, LTD.
PEP ASGA MASTER L.P.
PEP TELLCO INVESTMENTS 1 CAYMAN, LTD.
PEP TELLCO INVESTMENTS 1, L.P.
PMH SPV AMBER LP
PMH SPV AMBER B LP
PMH SPV BASALT LP
PMH SPV EMERALD LP
PMH SPV GARNET LP
PMH SPV PEARL LP
PMH SPV PEARL – B LP
PMH SPV RADAR HOLDINGS LP
PMH SPV SAPPHIRE LP
BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF
PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP
PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P.
PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P.
PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD.
PRIVATE EQUITY PARTNERS VII MASTER, L.P.
PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD.
PRIVATE EQUITY PARTNERS VII US, L.P.
PRIVATE MARKET HOLDINGS LP
RED RIVER DIRECT INVESTMENT FUND III, L.P.
SALAM PRIVATE OPPORTUNITIES FUND, L.P.
SALAM PRIVATE OPPORTUNITIES FEEDER, L.P.

SC-BR ASIA PE FEEDER FUND, L.P.
SC-BR ASIA PE FUND, L.P.
SONJ PRIVATE OPPORTUNITIES FUND II, L.P.
SULLIVAN WAY POF CAYMAN, LTD.
SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P.
TANGO CAPITAL OPPORTUNITIES FUND, L.P.
TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P.
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
TOPANGA OPPORTUNITIES FUND CAYMAN, LTD.
TOPANGA PRIVATE OPPORTUNITIES, L.P.
TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP
TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP
TSCL PRIVATE MARKETS FEEDER FUND, L.P
TSCL PRIVATE MARKETS FUND, L.P.
VFL CO INVEST PARTNERS, L.P.
BLACKROCK FUTURE GENERATIONS PRIVATE
  EQUITY OPPORTUNITIES ELTIF
BLACKROCK GROWTH EQUITY FUND MASTER
  CAYMAN AGGREGATOR LP
BLACKROCK GROWTH EQUITY FUND MASTER
  CAYMAN AGGREGATOR LTD.
BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP
BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP
BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS
  (CAYMAN) LP
BLACKROCK GROWTH EQUITY – VC SIDECAR
  MASTER CAYMAN AGGREGATOR LP
BLACKROCK GROWTH EQUITY – VC SIDECAR
  MASTER CAYMAN AGGREGATOR LTD
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN
AGGREGATOR LP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN
AGGREGATOR LTD.
BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX) SCSP
BLACKROCK PRIVATE EQUITY PRIMARIES 2024
  AGGREGATOR (LUX) SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND V
  MASTER CAYMAN AGGREGATOR LP
BLK2022 CORE PRIVATE EQUITY FUND, L.P.
BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P.
FUTURE GENERATIONS PRIVATE EQUITY
  OPPORTUNITIES HOLDINGS SCSP
BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC
BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES
  CAYMAN MASTER LTD.
 BLACKROCK ALTERNATIVE FUNDS S.C.A.

SICAV-RAIF - BLACKROCK PRIVATE EQUITY
   IMPACT OPPORTUNITIES ELTIF
BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV –
BLACKROCK PRIVATE EQUITY ELTIF
BLACKROCK FLORIDA CAYMAN, L.P.
BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P.
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP
BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP
BLACKROCK PRIVATE OPPORTUNITIES FUND V
   MASTER CAYMAN AGGREGATOR LTD.
BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS
   (LUX) SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND V LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS
   HOLDINGS II (LUX) SCSP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - B LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - C LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS
   SUBSIDIARY II (LUX) SCSP
BR MAGNUM AGGREGATOR, LTD.
NHRS PRIVATE OPPORTUNITIES FUND, L.P.
TCP DLF VIII-L FUNDING, LP
PMH HOLDCO II LP
PMH HOLDCO LP
PMH NEWCO II LLC
PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP
PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP
PRIVATE MARKET HOLDINGS – C, LLC
PRIVATE MARKET HOLDINGS II LLC
SLS II – C HOLDCO LP
SLS II – C HOLDINGS LLC
SLS II – C NEWCO LLC
TSCL PRIVATE MARKETS CAYMAN FUND LTD.
ASHLAND PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP
BLACKROCK GROWTH EQUITY – VC SIDECAR LP
BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE
   HOLDINGS LP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE
   HOLDINGS LP
BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP
BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE

HOLDINGS LP
SONJ PRIVATE OPPORTUNITIES FUND III, L.P.
BLACKROCK TCP CAPITAL CORP.
BCIC MERGER SUB, LLC
SPECIAL VALUE CONTINUATION PARTNERS LLC
TCPC FUNDING I, LLC
TCPC FUNDING II, LLC
TCPC SBIC, LP
TCPC SBIC GP, LLC
TENNENBAUM CAPITAL PARTNERS, LLC
SVOF/MM, LLC
TENNENBAUM OPPORTUNITIES PARTNERS V, LP
TENNENBAUM OPPORTUNITIES FUND V, LLC
TENNENBAUM HEARTLAND CO-INVEST, LP
SEB DIP INVESTOR, LP
TCP DIRECT LENDING FUND VIII-S, LLC
TCP DIRECT LENDING FUND VIII-T, LLC
TCP DLF VIII FEEDER ICAV
TCP DLF VIII ICAV
TCP DLF VIII 2018 CLO LLC
TCP ENHANCED YIELD FUNDING I, LLC
TCP RAINIER, LLC
TCP DIRECT LENDING FUND VIII, LLC
TCP DIRECT LENDING FUND VIII-L, LLC
TCP DIRECT LENDING FUND VIII-N, LLC
TCP DIRECT LENDING FUND VIII-A, LLC
TENNENBAUM ENERGY OPPORTUNITIES CO., LLC
TENNENBAUM ENERGY OPPORTUNITIES FUND, LP
TENNENBAUM ENHANCED YIELD FUND I, LLC
TENNENBAUM OPPORTUNITIES FUND VI, LLC
TCP WATERMAN FUND, LP.
TENNENBAUM SENIOR LOAN FUND III, LP
TENNENBAUM SENIOR LOAN FUNDING III, LLC
TENNENBAUM SENIOR LOAN FUND IV-A, LP
TENNENBAUM SENIOR LOAN FUND IV-B, LP
TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC
TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC
TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P.
TENNENBAUM SENIOR LOAN FUND II, LP
TENNENBAUM SENIOR LOAN FUND V, LLC
TENNENBAUM ENHANCED YIELD OPERATING I, LLC
TCP WATERMAN CLO, LLC
TCP WHITNEY CLO, LLC
TCP WHITNEY CLO, LTD
TENNENBAUM SENIOR LOAN OPERATING III, LLC
TENNENBAUM SENIOR LOAN SPV IV-A, LLC

BLACKROCK ELBERT CLO V, LTD.
BLACKROCK DLF IX 2019 CLO, LLC
BLACKROCK DLF IX 2019-G CLO, LLC
BLACKROCK DLF IX 2020-1 CLO, LLC
BLACKROCK LISI CREDIT FUND, LP
TCP DIRECT LENDING FUND VIII-A MM, LLC
TENNENBAUM DIP OPPORTUNITY FEEDER, LP
TENNENBAUM SENIOR LOAN GP III, LLC
ABR USPC HOLDINGS I, LTD.
ABR USPC HOLDINGS II, LTD.
BLACKROCK BAKER CLO 2021-1, LTD
BLACKROCK BAKER CLO VIII, LLC
BLACKROCK DIRECT LENDING FEEDER IX-L, LP
BLACKROCK DIRECT LENDING FEEDER IX-U, LP
BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP
BLACKROCK DIRECT LENDING FUND X-U (LUXEMBOURG) SCSP
BLACKROCK DLF IX CLO 2021-1, LLC
BLACKROCK DLF IX CLO 2021-2, LLC
BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT
  LENDING FEEDER FUND IX-L (IRELAND)
BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT
  LENDING FEEDER FUND IX-U (IRELAND)
BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING
  FUND IX-L (IRELAND)
BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING
  FUND IX-U (IRELAND)
BLACKROCK DLF X CLO 2022-1, LLC
BLACKROCK DLF IX-L CLO, LP
BLACKROCK ELBERT CLO V, LLC
BLACKROCK RAINIER CLO VI, LTD
BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND, LP
BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND
  HOLDINGS, LP
BLACKROCK SHASTA CLO XIV, LLC
BLACKROCK SHASTA CLO XIII, LLC
BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC
BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP
BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD.
BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES
  NON-US, LTD (CLASS)
BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD
DLF IX-L FUNDING, LP
OLYMPIA HOLDINGS I, LTD.
TCP DLF VIII-S FUNDING, LLC
CP DLF VIII-T FUNDING, LLC
MIDDLE MARKET SENIOR MASTER FUND S.À.R.L.

TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.
TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.
TCP DIRECT LENDING FUND VIII – L (IRELAND)
TCP DIRECT LENDING FUND VIII – U (IRELAND)
BLACKROCK DIRECT LENDING FUND IX-U (IRELAND)
BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)
BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC SERIES 1
BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC SERIES 2
1824 PRIVATE CREDIT FUND, L.P.
1824 PRIVATE CREDIT FUND (PENSION), L.P.
CLIMATE TRANSITION-ORIENTED PRIVATE DEBT USPC LP
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P.
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP
BLACKROCK PRIVATE EQUTIY CO-INVESTMENTS 2025
  HOLDINGS (LUX) SCSP
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025
  AGGREGATOR (LUX) SCSP
PMH II SPV MINT LP
BLACKROCK SAPPHIRE POF, L.P.

50 Hudson Yards
New York, New York 10001

(812-15475-217)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

BlackRock Credit Strategies Fund, et al. filed an application on June 12, 2023, and amended on December 11, 2023, and January 15, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On January 29, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35461). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by BlackRock Credit Strategies Fund, et al. (File No. 812-15475-217) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.